Exhibit 99.1

Press Contacts:
NICE Actimize
+1-212-851-8842
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

NICE Actimize Engages Senior Financial Services Leadership to Share Financial Crime
and Compliance Strategies at Annual Global Client Forum

Former U.S. Senator Christopher J. Dodd, co-author of the Dodd-Frank Act, headlines roster of subject matter experts and clients exploring regulatory and technology challenges

NEW YORK – October 1, 2013 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announces its ENGAGE 2013 Client Forum events, three exclusive gatherings of executive leadership from the world’s most prominent financial institutions. The ENGAGE Client Forums are invitation-only events for NICE Actimize clients organized to foster idea-sharing among the world’s leading financial institutions. The three events will take place in Paris (October 17), New York City (October 23-24), and Hong Kong (November 7).

Former United States Senator Christopher J. Dodd, known for his leadership during the U.S. banking and economic crisis, will keynote the New York event on October 24. The Honorable Mr. Dodd, a U.S. Senator from the State of Connecticut for 30 years, is the Senate Banking Committee Chairman who, along with House of Representatives Financial Services Committee Chairman Barney Frank, was the co-creator of the Dodd–Frank Wall Street Reform and Consumer Protection Act signed into federal law by President Barack Obama on July 21, 2010.

Additional keynote speakers for the ENGAGE Client Forums will include (in Hong Kong) Mark Steward, Member of the Commission and Executive Director, Enforcement Securities and Futures Commission (SFC) and Charlie McCreevy, European Union Commissioner for Internal Market and Services (2004-2010), and a former Irish Minister (in Paris).

Titled  “ENGAGE” to reflect the partnership and interaction between NICE Actimize and its client community, this year’s events will be attended by more than 300 mid to senior-level global professionals united by a shared interest in successfully tackling complex financial crime and regulatory compliance challenges. The ENGAGE Client Forums will feature more than 40 executive-level presentations and panels, where senior global client leadership and NICE Actimize  subject matter experts collaborate to discuss best practices relating to critical business and technology issues – including management of cyber threats; migration of EMV; financial crime model governance, benchmark manipulation; compliance in the cloud, holistic trade surveillance; and layered security, along with discussions on the changing culture of the regulator and broker-dealer accountability.

“For the past nine years, we have provided NICE Actimize clients with an opportunity to share their knowledge and experiences with their global colleagues,” said Amir Orad, president and CEO, NICE Actimize. “In our closed-door information sessions, our clients are able to privately address the many pain points facing their institutions and discuss the solutions best designed to alleviate them, in a collaborative and information-packed environment.”

Additional NICE Actimize ENGAGE Client Forum resources:

•	Client registration — contact engage@niceactimize.com.
•	On Twitter — follow @NICE_Actimize and the event hashtag #ActimizeEngage.
•	On LinkedIn — look for company updates at http://www.linkedin.com/company/actimize.

Event participation is strictly limited to NICE Actimize clients, and advance registration is required. Media should contact cindy.morgan-olson@actimize.com for further information regarding pre-event or off-site interviews.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.